Exhibit 99.8

NICE Hosts CXi Week, Sharing the Top Trends and Must-Haves for Next-Gen
Digital-First Customer Experience in 2022

The three-day virtual conference will feature leading industry analysts, CX futurists, and key NICE experts on strategies that are exceeding the boundaries of the contact center

Hoboken, N.J., October 26, 2021 – NICE (Nasdaq: NICE) today announced Digital CXi Week 2021, a virtual conference exploring the future of customer experience interactions (CXi) and its role in reshaping all interactions in and beyond the modern contact center. The event takes place November 2-4, with guest presentations by leading analysts from Forrester and Aberdeen, globally recognized author and CX futurist Blake Morgan, and NICE CXi specialists. To register for any or all the Digital CXi Week sessions, click here

The sessions will focus on a variety of topics around the evolving concept of digital-first CX, including how it requires businesses to rethink traditional notions of customer service and the contact center.

“Extraordinary CX is no longer just a competitive edge — it’s a necessity for your business’ survival,” said Paul Jarman, NICE CXone CEO. “Likewise, the contact center is no longer an isolated touchpoint. It is becoming the hub of an all-encompassing, next-gen customer experience that extends well beyond the contact center. To help build a digital-first CX strategy for 2022 that embraces this change, we are pleased to present CXi Week, where diverse CX experts will share their valuable insights into delivering seamless, AI-infused journeys that span self-service and agent assisted interactions to fuel increased customer satisfaction and brand loyalty.”

Day one of the online event will provide an overview of how customer expectations and interactions have shifted to demand a digital-first customer journey strategy. Highlights will include a deep dive into the need to fuse digital self-service with well-prepared agents to deliver the future of CXi, as well as the top five CX trends that will define 2022. Guest speaker Max Ball, Principal Analyst at Forrester, will explore the technology, workforce, and business priorities for experience leaders as they plan for 2022.

On day two, Omer Minkara, VP and Principal Analyst at Aberdeen, will present research into how smart self-service and digital improves CSAT and lowers costs. Minkara will share Aberdeen’s metrics and analysis regarding the impact of smarter self-service on leading contact centers — along with the continuing struggle to keep the self-service experience in line with customer expectations. The webinar will also include some best practices among leading companies that help drive innovation and transform self-service experiences.

The closing session will analyze how AI and automation can be critical elements in meeting customer expectations for proactive, anticipatory support. CX futurist Blake Morgan will describe how understanding customers, anticipating their needs, and personalizing support are becoming basic elements for customers evaluating their experiences. In addition, CXi experts from NICE will discuss the tools and technologies necessary for empowering agents to deliver instant results and satisfaction.

To register for any or all the Digital CXi Week sessions, click here.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations, and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.